Exhibit (a)(5)(iii)

MULTIMEDIA GAMES, INC.	PRESS RELEASE
For more information contact:
Clifton Lind President and CEO Randy Cieslewicz Chief Financial Officer Multimedia Games, Inc. 512-334-7500	Joseph N. Jaffoni Richard Land Jaffoni & Collins Incorporated 212-835-8500 or mgam@jcir.com

MULTIMEDIA GAMES REPORTS INSTALLED BASE OF PLAYER TERMINALS AND

PRODUCT MIX AT MAY 31, 2007

– Increases Funding Commitment to a Key Customer’s Facility Expansion –

AUSTIN, Texas, June 18, 2007 – Multimedia Games, Inc. (Nasdaq: MGAM) (“Multimedia”) today reported its total player terminal installed base and product mix as of May 31, 2007, and provided an update on other markets the Company serves.

Installed Base / Product Mix Update:

The table below sets forth Multimedia’s end-of-period, installed player terminal base by product line or market for the months ended May 31, 2007 and April 30, 2007.

Month Ended	Reel Time Bingo	Legacy & Other(1)	Total Class II & Other	Oklahoma Compact Units(2)	Mexico Electronic Bingo Units	Charity Units	Total Units
5/31/2007	4,545	519	5,064	3,909	2,178	2,569	13,720
4/30/2007	4,766	353	5,119	3,815	1,642	2,569	13,145

(1)	Includes 166 traditional electronic bingo games installed in certain international markets.

(2)	“Oklahoma Compact Units” represents installations of games pursuant to the approved gaming compact between Native American tribes, racetracks and the State of Oklahoma, including Multimedia’s and other vendors’ stand-alone games.

The Company had units installed at eight locations in Mexico as of May 31, 2007 and at seven locations as of April 30, 2007.

Oklahoma Market:

Consistent with its strategy to optimize net gaming revenue, the Company is in the process of transitioning its Oklahoma linked, standard sequence bingo games and server-based compact games installed base to one-touch, stand-alone offerings. The table below breaks out by product line Multimedia’s end-of-period, Oklahoma installed player terminal base for the months ended May 31, 2007 and April 30, 2007.

Month Ended	Total Class II Units	Stand-Alone Units	Other Compact Units(1)	Total Compact Units	Total Units
5/31/2007	2,115	3,309	600	3,909	6,024
4/30/2007	2,327	3,027	788	3,815	6,142

(1)	“Other Compact Units” represents server-based games.

As previously disclosed, the monthly sequential reduction in “Total Units”, reflects the removal in May of approximately 103 Class II units from a southern Oklahoma facility related to an agreement whereby Multimedia is providing partial funding for the development of an expansion of this facility, in exchange for which the Company will increase its long-term placements in this facility upon completion of the expansion project. The number of Class II units removed from this facility in May does not reflect the temporary removal of approximately 40 units during the month to facilitate construction, because those units have subsequently been reinstalled. As previously reported, 457 Class II units had been removed in April as part of this agreement. No additional removals from this facility are planned.

Multimedia also reported that it has committed an additional $18.75 million to the facility expansion noted above. The new commitment increases Multimedia’s total funding of the project from $37 million to approximately $56 million, or from 25% to 37.5% of the anticipated total project budget. In return, the Company will now receive an additional 10% of the anticipated floor placements at the expanded facility, resulting in an aggregate of 1,200 unit placements, or approximately 30%, of the total 4,000 unit expansion, which is scheduled to open early in calendar 2008. Multimedia will be repaid the entire amount of the funds advanced for the facility expansion directly by the tribal customer. Repayments will be paid from the facility’s operating profits and are expected to commence when the expanded facility opens. The Company will fund the tribal advance from its new bank credit facility. The terms of this commitment are comparable to those of recent development agreements with this tribal customer.

New York Video Lottery Market:

In the New York Lottery market, Multimedia provides the central determinant system for video lottery terminals (“VLTs”) at racetracks in the state, for which it receives 0.75% of the net gaming win for all units installed on the system. As of May 31, 2007, there were approximately 13,100 VLTs installed at racetracks in the state.

Bank Credit Facility:

The outstanding balance as of May 31, 2007 of the Company’s new $150 million bank credit facility was approximately $38.1 million.

About the Company

Multimedia Games is a leading developer and supplier of comprehensive systems, content, electronic games and player terminals for the Native American gaming market, as well as for the casino, charity and international bingo, video lottery, and sweepstakes markets. The Company’s ongoing development and marketing efforts focus on gaming systems and products for use by Native American tribes throughout the United States, the commercial casino market, video lottery systems and other products for domestic and international lotteries, and products for charity and international bingo and emerging markets, including sweepstakes, promotional, amusement with prize, and coupon gaming opportunities. Additional information may be found at www.multimediagames.com.

Cautionary Language

This press release provides updated information concerning certain aspects of our operations. In particular, we have provided an update on the number of player terminals placed through the end of May, 2007, the status of our efforts in Oklahoma to convert linked, standard-sequence bingo games and server based compact games to stand-alone machines; and the number of installed VLTs in New York State. We have also provided certain information regarding our expectations of future placements. We hope this information is useful to investors who seek to track our performance against our previously announced expectations. However, investors are cautioned that the information provided in this update may not be indicative of our operating results for this or future quarters. Such results are determined by a number of factors not discussed in this release, including without limitation the average hold per day achieved by our machines, our economic arrangements with our customers, and regulatory and other developments which may be difficult to foresee.

This press release contains forward-looking statements based on Multimedia’s current expectations. The words “expects,” “will” and “planned” and similar words and phrases as they relate to Multimedia are intended to identify such forward-looking statements. These forward-looking statements reflect the current views and assumptions of Multimedia, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the risks that (i) for competitive, regulatory or other reasons our future machine placements may fall short of our expectations and (ii) that the existing tribal customer may not be able to repay the funds advanced by Multimedia in the amounts or on the schedule described above as a result of, among other things, delays in the planned facility expansion or insufficient results from the expanded facility’s operations. Other important risks and uncertainties that may affect Multimedia’s business and operations are detailed from time to time in the “Certain Risks” and “Risk Factors” sections and elsewhere in Multimedia’s filings with the Securities and Exchange Commission. Multimedia disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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